Direct Line: (212) 859-8622
Fax: (212) 859-4000
abigail.bomba@friedfrank.com

July 26, 2013

Jessica Barberich

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield DTLA Fund Office Trust Investor Inc.
Registration Statement on Form S-4
Filed June 12, 2013
File No.: 333-189273

Dear Ms. Barberich:

This letter sets forth the response of Brookfield DTLA Fund Office Trust Investor Inc. (the “Company” or “Sub REIT”) to the comment letter, dated July 9, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 filed on June 12, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (as so amended, the “Amended Registration Statement”), which reflects certain revisions in response to the Comment Letter. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. The Amended Registration Statement also contains other changes for information that has been updated since the filing of the Registration Statement on June 12, 2013. We have sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	We note that you incorporate by reference certain Exchange Act filings by MPG Office Trust, Inc. and Brookfield Office Properties, Inc. To the extent that there are any outstanding comments relating to any filing incorporated by reference, please note that we will not be able to accelerate the effectiveness of this registration statement until all outstanding comments are resolved.

Response:

The Company acknowledges the Staff’s comment and understands that you will not be able to accelerate the effectiveness of the Registration Statement until all outstanding comments relating to any filing incorporated by reference have been resolved. Please note that we have amended our disclosure and no longer incorporate by reference any of BPO’s Exchange Act filings. Any required disclosure regarding BPO that was previously incorporated by reference has been included in the Amended Registration Statement.

2.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

Response:

The Company advises the Staff that no external report, opinion or appraisal was provided to the Company or its affiliated transaction parties.

As discussed in more detail in connection with Comment 22 below, MPG has informed us that there are no “board books” or similar documentation provided to the board and management of MPG that are “materially relating” to the issuance of Company Series A Preferred Stock that would be required to be disclosed pursuant to Item 4(b) of Form S-4.

3.	We note your statement on page 4 that no vote of the holders of the MPG Preferred Stock is required to consummate the mergers. Please provide us with your legal analysis that details the basis of your statement.

Response:

The Company advises the Staff that, under the terms of the Articles Supplementary of MPG with respect to the MPG Preferred Stock (filed as Exhibit 3.2 to MPG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012), the affirmative vote or consent of the holders of MPG Preferred Stock is required to amend, alter or repeal the provisions of MPG’s charter or the terms of the MPG Preferred Stock, whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise (an “Event”), so as to “materially and adversely affect any right, preference, privilege or voting power” of the MPG Preferred Stock.  As described in the section of the Registration Statement entitled “Comparison of Stockholders’ Rights” beginning on page 116, the rights and preferences of the Company Series A Preferred Stock are substantially the same as the current rights and preferences of the MPG Preferred Stock and are materially unchanged.  The charter of the Company is substantially the same as MPG’s charter, and the Company Series A Articles Supplementary are substantially similar to the Articles Supplementary classifying and designating the MPG Preferred Stock, as described in detail in the section of the Registration Statement entitled “Description of the Company Series A Preferred Stock” beginning on page 107.  In addition, Section 6(f) of Article Third of the Articles Supplementary of MPG with respect to the MPG Preferred Stock expressly provides that, with respect to the occurrence of any Event, so long as the MPG Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon the occurrence of an Event, MPG may not be the surviving entity, “the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the holders of MPG Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of” such Event.

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Accordingly, we respectfully advise the Staff that no vote of the holders of the MPG Preferred Stock is required to consummate the Mergers.  We also note that this was the conclusion reached by MPG.  As noted in the definitive proxy statement on Form DEF 14A filed by MPG with the SEC on June 7, 2013, only MPG’s common stockholders of record were entitled to vote at the special meeting called to approve the REIT Merger and the other transactions contemplated by the Merger Agreement.

4.	We note the Merger Agreement dated as of April 24, 2013 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:

In response to the Staff’s comment the Company has filed with the Amended Registration Statement a list briefly identifying the contents of all omitted schedules, which includes the Company’s agreement to furnish the Staff with a copy of any omitted schedule upon request. Please see Exhibit 2.4 to the Amended Registration Statement.

5.	We note references to Ernst & Young Tower and Ernst & Young Plaza throughout your document. Please clarify if the Tower and the Plaza are the same property. If not, explain and disclose if the property 7th and Figueroa is included in either. Also, tell us why the occupancy rates for both the Tower and the Plaza are the same. See pages 126 and 139 for reference.

Response:

In response to the Staff’s comment the Company has clarified and revised the disclosure to reflect that Ernst & Young Tower is the office tower subset of Ernst & Young Plaza. Ernst & Young Plaza is the combination of Ernst & Young Tower and the 7th and Figueroa retail space. Please see pages 130 and 143 of the Amended Registration Statement.

Summary Term Sheet, page 3

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6.	Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify, as applicable, which fees are contingent on approval and consummation of the merger.

Response:

As discussed briefly with the Staff via teleconference on July 12, 2013, the material fees of the Brookfield Parties with respect to the transaction have been incurred by, and have been (or will be) paid by, Brookfield DTLA (Brookfield DTLA Holdings LLC), the direct parent of the Company. Accordingly, because these fees are not liabilities of the Company and will not have any impact on the Company going forward, the Company respectfully submits that they are not relevant to a holder of Company Series A Preferred Stock and therefore has not included a description of such fees in the Amended Registration Statement.

In response to the Staff’s comment the Company has revised the disclosure to include a description of the material transaction fees that have been and will be incurred by MPG in connection with the transaction, to the extent they are known or can be estimated at this time. Please see pages 3 and 88 of the Amended Registration Statement.

7.	We note the ownership structure diagram included on page 49. Please revise your disclosure to clarify, as applicable, that this chart represents the ownership structure of the company, post-merger. In addition, please highlight the position of the company and the holders of Series A Preferred post-merger.

Response:

In response to the Staff’s comment the Company has revised the diagram and related disclosure with respect to the ownership structure of the Company post-merger. Please see pages 54-55 of the Amended Registration Statement.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions, page 6

8.	We note your disclosure on page 7 which states that you currently expect that leasing activities at your real properties will also require material amounts of cash to be invested in the real property assets for at least several years. Please be more specific about the material amounts of cash that you expect to invest over the next several years. Describe the expected expenditures and tell us if you are referring to renovations or re-developments. We may have further comment.

Response:

In response to the Staff’s comment the Company has revised the disclosure to describe the expected expenditures that will require investments of cash over the next several years. Excluding tenant improvements and leasing commissions, the Company projects spending between $35 million and $40 million in the next ten years, with the majority ($25 million to $30 million) in the next five years. The expected expenditures include, but are not limited to, renovations and physical capital upgrades to the Company’s properties, such as new fire alarm systems, elevator repairs and modernizations, façade work, roof replacements and new turbines. Please see pages 5 and 159 of the Amended Registration Statement.

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Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 13

9.	It appears that you intend to consolidate New OP subsequent to the Mergers and Subsequent Transactions. Please provide us with your consolidation analysis and tell us the guidance that you relied upon. Clarify whether New OP will be a VIE and how you came to your conclusion.

Response:

The consolidation analysis was performed in accordance with the guidance at ASC 810 – Consolidation. Although the Company determined that New OP is a variable interest entity (VIE), and therefore subject to the VIE subsections of ASC 810, the Company also considered the consolidation analysis under the voting interest entity guidance in ASC 810.

In determining the relevant subsections of ASC 810, we first performed an analysis to determine whether New OP is a VIE. After evaluating the exceptions from the VIE guidance in ASC 810-10-15-12, and concluding that none of these exceptions apply to New OP, we focused our analysis on the definition of a VIE in ASC 810-10-15-14. The Company determined that, under ASC 810-10-15-14(c), New OP is considered a VIE. ASC 810-10-15-14(c) indicates that an entity is a VIE if both of the following conditions are met:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.
2.	Substantially all of the legal entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Regarding the first condition above, the voting rights of Brookfield DTLA are not proportional to its rights to absorb the expected losses and to receive the expected returns of New OP because Brookfield DTLA has all the common equity interests in New OP but the power to direct the activities of New OP rests with Surviving LLC as its managing member. Furthermore, we concluded that any rights of Brookfield DTLA to unilaterally remove Surviving LLC as the managing member would not be considered substantive given the common control relationship.

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Regarding the second condition above, since New OP was designed on behalf of Brookfield DTLA and the Company, which are considered related parties under common control, substantially all of the activities of New OP would be considered to be conducted on behalf of Brookfield DTLA and its related parties (i.e., since all the potential variable interests in New OP are held by a related party group, this second condition above is considered met as all of the activities of New OP would be considered to be conducted on behalf of such related party group).

After determining that New OP is a VIE, we then focused on which variable interest holder would be considered the primary beneficiary of New OP.

New OP is owned within a group of related parties controlled by Brookfield DTLA. Please see the structure chart on page 54 of the Amended Registration Statement.

At the Brookfield DTLA level, it is clear that New OP is controlled (either directly or indirectly), and therefore should be consolidated. However, for purposes of the Company’s separate financial statements, it is necessary to determine which party in the related party group is the direct primary beneficiary of New OP.

In accordance with ASC 810-10-25-44, If two or more related parties . . . hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group;
b.	The relationship and significance of the activities of the VIE to the various parties within the related party group;
c.	A party’s exposure to the expected losses of the VIE; and
d.	The design of the VIE.

Performing the analysis under ASC 810-10-25-44 requires significant judgment when all the variable interest holders are within a commonly controlled group. In this regard, our focus was on whether Brookfield DTLA or the Company (through its consolidated subsidiaries REIT Merger Sub and Surviving LLC) would be considered most closely associated with New OP. Also, as noted above, since Brookfield DTLA would nevertheless consolidate New OP (either directly if considered to be most closely associated with New OP under ASC 810-10-25-44 or indirectly through the consolidation of the Company), the analysis under ASC 810-10-25-44 is relevant only to the conclusion as to whether New OP should or should not be included in the consolidated financial statements of the Company.

Our analysis under ASC 810-10-25-44 focused on conditions (b) and (d). We did not give significant consideration to conditions (a) and (c) since Brookfield DTLA and the Company are under common control. Within a common control group, we do not believe the assessment should give any significant consideration to a principal-agency relationship or exposure to expected losses because the ultimate parent of the common control group would typically have the ability to control members of the common control group and therefore potentially dictate a principal-agency relationship or assign economics to any entity within the group it chooses. Therefore, we believe the focus should be on the substance of the arrangements related to the VIE, and therefore the consideration of conditions (b) and (d).

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Regarding conditions (b) and (d) of ASC 810-10-25-44, New OP is significant to both the Company and Brookfield DTLA and was designed on behalf of both the Company and Brookfield DTLA. However, in the context of the design and purpose of the Company, and considering the role of the managing member of New OP which is controlled by the Company, we concluded that these conditions pointed more closely to the Company. The Company was designed solely to issue preferred stock to third party investors whose cash flows are dependent solely on the properties owned by New OP. Absent the decision to issue preferred stock to third parties, there would have been no substantive reason to include the Company and REIT Merger Sub in the ownership structure. Additionally, the managing member of New OP (Surviving LLC) is controlled by the Company, and conducts the significant activities of New OP (i.e., managing the operations and leasing of the properties). For these reasons, we believed the relationship and significance of the activities of the VIE, along with its design, pointed towards the Company as being most closely associated, and therefore the direct primary beneficiary of New OP.

It should be noted that, in reaching the conclusion that the Company should consolidate New OP, we gave consideration to the consolidation analysis under the voting interest entity model under ASC 810. We concluded that if New OP were considered a voting interest entity, the Company would still consolidate New OP. This conclusion was reached based on the guidance in ASC 810-20-25-3 through 25-5. According to that guidance, since the Company, through its subsidiary Surviving LLC, is the managing member of New OP, and the ability of Brookfield DTLA to remove the managing member will not be considered substantive under ASC 810-20-25-8 through 25-10 since Brookfield DTLA and the Company are under common control, it would consolidate New OP.

In summary, whether analyzed as a VIE or voting interest entity, we believe the Company should consolidate New OP. This conclusion results in the most meaningful and transparent financial statement presentation for the users of the financial statements of the Company. In particular, this presentation allows the holders of the Company Series A Preferred Stock to transparently see the results of operations of the properties underlying New OP which will be the sole source of cash flows on these preferred stock instruments.

In response to the Staff’s comment the Company has revised the disclosure to include a statement indicating that New OP is a VIE and that the Company is the primary beneficiary and will consolidate New OP. Please see page 17 of the Amended Registration Statement.

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Note 3 – Significant Accounting Policies

(b) Common Control Transactions, page 18

10.	We note that your basis for common control is sharing the same parent and no change in control at the parent level. Please further clarify for us how you determined that 333 South Hope, EYP Realty, and you are all controlled by BPO; clarify the ownership form (e.g., managing member units, etc.) and percentage owned of each entity.

Response:

BPO’s current control of 333 South Hope and EYP Realty

333 South Hope and EYP Realty are controlled by BPO through its indirect ownership interest in TRZ Holding IV, LLC (“TRZ”). TRZ owns 100% of the member units of 333 South Hope and EYP Realty, and BPO indirectly owns 84% of the member units of TRZ. As TRZ does not have any of the conditions set out in ASC 810-10-15-14 which stipulate that consolidation should be analyzed under the VIE subsections, we applied the voting interest model. In accordance with ASC 810-10-15-8 the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. As BPO indirectly owns 84% of the member units of TRZ, and there are no other factors that would impact the assessment (such as removal rights or participating rights of minority investors), we concluded that BPO controls 333 South Hope and EYP Realty.

BPO’s control of the Company

BPO controls the Company through an indirect ownership of 100% of the common shares of BOP Management Inc. and BPOP Investor Subsidiary Inc. BOP Management Inc. and BPOP Investor Subsidiary Inc. own 33% and 15% of Brookfield DTLA, respectively (which in turn, owns 100% of the common shares of the Company). The remaining interest in Brookfield DTLA is held by three investors that own approximately 17%, 17% and 18% of the interests in Brookfield DTLA, respectively.

The voting interest model was applied in performing an analysis to determine whether BPO will control and consolidate Brookfield DTLA, as Brookfield DTLA does not meet any of the conditions in ASC 810-10-15-14.

As the entity is not considered a VIE, ASC 810-10-15-8 and ASC 970-810-25-3 are the relevant sections of guidance to determine whether or not an entity is to be consolidated. Thus, we must review if BPO has a controlling financial interest in Brookfield DTLA. Brookfield DTLA owns 100% of the common shares of the Company.  BPO is the sole owner of BOP Management Inc. (the general partner of Brookfield DTLA), which has broad authorities in regard to the operations of the entity. Since the entity is a limited partnership, the general partner is presumed to control the limited partnership, unless rights of the limited partners overcome that presumption of control.

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As the rights of the limited partners (through the LP Advisory Board and Board of Managers) are protective in nature (no abilities to carry out and direct ordinary operations of the entity), we can conclude that the rights of the limited partners do not overcome the presumption of control by the general partner. Thus, based on this assessment, BPO controls the Company through its indirect ownership of the general partnership interest in Brookfield DTLA.

Note 4 – Pro Forma Adjustments

(a) MPG Acquisition, page 19

11.	We note that consideration for the acquisition of MPG will be in the form of cash of approximately $190 million and exchange of $243 million shares of preferred stock with roughly the same terms and conditions. Given the involvement of cash and equity, please disclose the entity determined to be the accounting acquirer in this transaction and your basis in Topic 805 of the Financial Accounting Standards Codification that supports your conclusion.

Response:

Per ASC 805-10-55-11, “In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.” The Company, through its subsidiary REIT Merger Sub, is considered to be the acquirer, transferring consideration in the form of cash of approximately $190 million and exchanging approximately $243 million in shares of Company Series A Preferred Stock with roughly the same terms and conditions, as noted above.

The net assets obtained through the Mergers will be contributed into the subsidiary New OP. The accounting conclusions related to New OP are discussed in more detail in the response to Comment 9 above.

We considered the guidance at ASC 805-10-55-12, which addresses business combinations effected primarily by exchanging equity interests; however, the Company is not issuing any common stock as part of the transaction. All common interest will be held by the parent company, Brookfield DTLA. The Company Series A Preferred Stock being issued in exchange for the outstanding MPG Preferred Stock has limited voting rights. Further, only those holders of shares of MPG Preferred Stock that do not agree to tender their shares in the Tender Offer will hold Company Series A Preferred Stock.

12.	We note that MPG will be acquired for approximately $433 million and that no goodwill or bargain purchase option is anticipated to be recorded as a result of this transaction. We also note that the merger agreement will be amended from time to time, please clarify whether the purchase price will change prior to effectiveness. Also, expand your disclosure to show how you calculated the purchase price including number of shares and your basis for prices per share used to determine the fair value of the consideration to be transferred. In addition, address your consideration of the merger consideration related to restricted stock, stock options, and restricted stock units disclosed on page 71 when determining the purchase price.

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Response:

The Company advises the Staff that at present the Company does not anticipate making any further amendments to the Merger Agreement nor is the purchase price expected to change prior to effectiveness. The $243 million value ascribed to the Company Series A Preferred Stock as part of the purchase consideration was based on the Company’s estimate of what similar securities would be worth, which is $25 per share. This valuation took into consideration the risks associated with owning this type of security, underlying cash flow projections of the Company’s properties (discounted to present value), projections on the timing for dividend payments, and the projected period these securities would be outstanding. We note that although the Company will have interests in a larger and more diverse pool of assets than MPG, the holders of Company Series A Preferred Stock will not be entitled to any greater return or liquidation preference than they were as holders of MPG Preferred Stock. The benefit of holding an indirect interest in the Brookfield DTLA Contributed Assets is uncertain and may be limited, as described in detail on pages 47-49 of the Amended Registration Statement.

The $190 million cash consideration to be paid is comprised of the following:

Purchase Price (REIT Merger Consideration)	Shares	Description
	57,445,249	Common Shares outstanding at June 30, 2013
	2,211,060	Restricted Stock Units
	417,477	Converted Options based on bid price per share
	25,526	OP Units
	60,099,312	Total Shares
$3.15	$189,312,833	Total Consideration

The $3.15 price to be paid for each share of MPG Common Stock (and common stock equivalents) was determined through a negotiation process which is described in detail in the section “Background of the Mergers” which begins on page 58 of the Amended Registration Statement. The Company performed an analysis to measure the identifiable assets to be acquired and liabilities to be assumed in connection with the MPG acquisition and determined that the amount is consistent with the fair value of the consideration transferred of $433 million. Therefore, no goodwill or bargain purchase gain will be recognized.

In response to the Staff’s comment the Company has revised the disclosure to include the above table in the notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. Please see page 19 of the Amended Registration Statement.

13.	Please revise to provide a description of the valuation techniques and significant inputs used to determine the fair value of the identifiable assets and liabilities used in your preliminary purchase price allocation. Please address each material asset and liability category separately.

Response:

Valuation techniques followed in determining the fair value of the identifiable assets and liabilities used in our preliminary purchase price allocation were done pursuant to ASC 820 (Fair Value Measurements and Disclosures), which defines fair value and provides a framework for measuring fair value in accordance with Generally Accepted Accounting Principles. Key aspects of valuation techniques to be followed include the market approach, income approach and/or cost approach. The market approach uses prices and other relevant information generated by similar market transactions for comparable assets. The income approach uses valuation techniques to convert future amounts to a single present amount. The cost approach is based on the amount that currently would be required to replace the asset being measured.

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The principal valuation technique employed by the Company in determining the fair value of the identifiable assets and liabilities was the income approach, which was supported primarily by the cost approach. Tangible values for land, building, site improvements and tenant improvements were calculated based on replacement costs for like type quality assets. Above and below market lease values were determined comparing in place rents with current market rents. In place lease amounts were determined by calculating the potential lost revenue during the replacement of the current lease in place.

Leasing commissions and legal/marketing fees were determined based upon current market allowances prorated over remaining lease terms. After calculating the value of each asset component such amounts were adjusted based upon the conclusion drawn by the income approach.

Liabilities were for the most part current trade payables or short term obligations, so the current carrying value approximates the recorded value. Property debt was also analyzed with current market terms for similar debt. The results produced an immaterial difference, so no adjustment to the carrying value was recorded.

In response to the Staff’s comment the Company has revised the disclosure to include a description of the valuation techniques and inputs used in the preliminary purchase price allocation. Please see pages 19-20 of the Amended Registration Statement.

14.	Please revise to include a table broken down by line item that shows how you determined the fair value adjustments in the MPG Acquisition column on the unaudited pro forma condensed combined consolidated balance sheet.

Response:

The fair value adjustments are determined as the difference between the historical book value of MPG’s identifiable assets and liabilities and the fair value as determined by the Company with the assistance of a third party analyst. See response to Comment 13 above regarding the valuation techniques used by the Company.

In response to the Staff’s comment the Company has revised the disclosure to include a table broken down by line item that shows the fair value adjustments. Please see page 20 of the Amended Registration Statement.

15.	We note you have adjusted rental revenue and depreciation and amortization within your un-audited pro-forma consolidated statement of operations, please tell us and expand disclosures to discuss what each adjustment represents and provide a calculation of the amounts adjusted for within the pro forma financial statements.

Response:

The adjustments made to the income statements are to adjust the amortization and depreciation expense for the change in the value of real estate and intangibles shown in the table referenced in our response to Comment 14 (included on page 20 of the Amended Registration Statement).

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In response to the Staff’s comment the Company has expanded the disclosure to include a table showing the calculation of the adjustments made to amortization and depreciation expense within the pro forma financial statements. Please see page 20 of the Amended Registration Statement.

(b) USBT Reclass & (c) PLF Reclass, page 19

16.	Please clarify whether the sale of US Bank Tower and the Westlawn off-site parking garage (USBT) or Plaza Las Fuentes (PLF) will result in the recognition of a gain or loss on disposal. To the extent it does, please disclose.

Response:

The Company has revised disclosure to reflect that MPG will recognize a gain on the disposal of USBT and PLF. The Company did not reflect these gains in the Unaudited Pro Forma Consolidated Statement of Operations because it only includes income (loss) from continuing operations. Please see page 21 of the Amended Registration Statement.

Risk Factors, page 20

17.	We note your statement that the risks and uncertainties described below are not the only ones facing you and that additional risks and uncertainties not presently know to you or that are currently deemed immaterial could negatively impact your business. Please revise to clarify that all material risks are disclosed.

Response:

In response to the Staff’s comment the Company has revised the introductory language to the section of the Registration Statement entitled “Risk Factors” to clarify that all known material risks are disclosed. Please see page 22 of the Amended Registration Statement.

Risks Related to the Ownership of the Company Series A Preferred Stock, page 20

The Company’s subsidiaries may in the future, issue equity securities..., page 20

18.	You state that after the consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock. You also state on page 22 that the Company may not, without a vote of the holders of Company Series A Preferred Stock, authorize, create, issue or increase the authorized or issued amount of any class of capital stock ranking senior to the Company Series A Preferred Stock. Please revise to reconcile or explain these statements.

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Response:

The Company advises the Staff that the restriction on authorizing, creating, issuing or increasing the authorized or issued amount of any class of capital stock ranking senior to the Company Series A Preferred Stock, without a vote of the holders of Company Series A Preferred Stock, is a restriction under Section 6(g) of Article THIRD of the Company Series A Articles Supplementary (and mirrors the corresponding restriction that is currently found in the Articles Supplementary of the MPG Preferred Stock), and applies to issuances by the Company. Section 6(h) of Article THIRD of the Company Series A Articles Supplementary further provides that the Company may not cause or permit Brookfield DTLA Fund Office Trust Inc., a direct subsidiary of the Company and the surviving entity in the REIT Merger, to authorize, create, issue or increase the authorized or issued amount of any class of capital stock ranking senior to the Series A Preferred Stock of Brookfield DTLA Fund Office Trust Inc. without a vote of the holders of Company Series A Preferred Stock. As to all other direct or indirect subsidiaries of the Company, their respective organizational documents generally do not restrict the issuance of debt or equity by such subsidiaries, and the terms of the Company Series A Preferred Stock do not grant the holders thereof any consent or voting rights with respect to the actions of any subsidiaries other than Brookfield DTLA Fund Office Trust Inc. Accordingly, the consent of the holders of the Company Series A Preferred Stock is not required in connection with the issuance of debt or equity by any of the Company’s subsidiaries (other than Brookfield DTLA Fund Office Trust Inc.). We note that this structure (and the relative rights of the holders of the Company Series A Preferred Stock below Brookfield DTLA Fund Office Trust Inc.) is consistent with the structure (and the relative rights of the holders of MPG Preferred Stock) currently in place at MPG.

Brookfield DTLA Fund Office Trust Investor Inc., page 36

19.	Please tell us whether you intend to register the 12.5% Series B Cumulative Nonvoting Preferred Stock. If not, please tell us the exemption upon which you intend to rely.

Response:

The Company advises the Staff that it does not intend to register its Series B Preferred Stock, which, as described in the Amended Registration Statement, is now contemplated to be 15% Series B Cumulative Nonvoting Preferred Stock. The Company intends to rely on the private offering exemption of Rule 506 under Regulation D of the Securities Act of 1933, as amended.

20.	We note that the Brookfield DTLA Contributed Assets has an approximately $595 million fair value based on the price being made for an approximately 35% in these assets by two investors in Brookfield DTLA that did not own any interest prior to the Merger agreement. Please clarify what consideration is being exchanged by the investors for the 35% interest.

Response:

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In response to the Staff’s comment the Company has revised the disclosure to clarify that the consideration being exchanged by the two investors for the 35% interest in the Brookfield DTLA Contributed Assets is cash. Please see page 48 of the Amended Registration Statement.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions, page 40

21.	We note your disclosure on the top of page 47 regarding the distribution priorities. Please revise your disclosure to quantify and provide an example, as applicable, explaining these distribution priorities. In addition, we note the reference on page 48 to the New OP Waterfall ‘plus an 11% per annum return.’ Please clarify how the additional 11% per annum return relates to the distribution priorities and whether the additional return is reflected in the ownership chart on page 49.

Response:

In response to the Staff’s comment the Company has revised the disclosure to provide examples that illustrate the New OP distribution priorities and to clarify how the additional 11% per annum return relates to the distribution priorities. Please see pages 51-53 of the Amended Registration Statement.

Background to the Mergers, page 52

22.	We note your disclosure on page 61 that the MPG Board considered the separate financial presentations and written opinions of Wells Fargo Securities and BofA Merrill Lynch as to the fairness, from a financial point of view, of the merger consideration to be received pursuant to the Merger Agreement. Please disclose the information as required by Item 4(b) of Form S-4, including all the information required by Item 1015(b) of Regulation M-A. In addition, please file any reports, opinions or appraisals as exhibits in accordance with Item 21(c) of Form S-4.

Response:

As disclosed on page 61 of the Registration Statement, the opinions of Wells Fargo Securities and BofA Merrill Lynch that were received by MPG’s board of directors related solely to the fairness, from a financial point of view, of the merger consideration to be received pursuant to the Merger Agreement by holders of MPG Common Stock. Neither of the opinions related in any way to MPG’s Preferred Stock. Rather, both of these opinions specifically disclaimed expressing any view as to the treatment of the MPG Preferred Stock under the Merger Agreement (see pages D3 and E2 of MPG’s definitive proxy statement on Form 14A filed with the SEC on June 7, 2013, which summarized those opinions and included the full text as annexes thereto). Accordingly, we do not believe that either of the opinions is “materially relating” to the issuance of Company Series A Preferred Stock contemplated by the Form S-4. The transactions contemplated by the Merger Agreement have resulted in the filing and mailing of a number of disclosure documents, including a proxy statement, tender offer documents, a Schedule 14D-9 and the Registration Statement. Given the volume of disclosures, the parties to these transactions initially had determined to harmonize similar disclosures across these various documents. However, in light of the Staff’s comments here and in Comment 2, the Company has revised the disclosure to delete references to the opinions received by MPG’s board of directors to avoid confusion and to ensure that holders of MPG Preferred Stock do not mistakenly conclude that the opinions address the issuance of Company Series A Preferred Stock contemplated by the Registration Statement. Similarly, the Company will not be filing copies of the opinions as exhibits to the Amended Registration Statement.

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23.	We note your disclosure on page 67 that certain directors and executive officers of MPG have interests in the mergers that may be different from, or in addition to, the interests of the holders of MPG Common Stock and MPG Preferred Stock generally. Please revise your disclosure here or elsewhere as appropriate to identify these certain directors and executive officers and describe these conflicts of interest. In addition, when describing the background of the merger, please revise to identify the representatives of MPG senior management that were present at the meetings.

Response:

In response to the Staff’s comment the Company has revised the disclosure to include a new section entitled “Interests of MPG’s Directors and Executive Officer’s in the REIT Merger” beginning on page 151 of the Amended Registration Statement.

In addition, as requested the Company has revised the background disclosure to identify the representatives of MPG senior management that were present at each of the meetings described in that section. Please see pages 59-63 of the Amended Registration Statement.

24.	We note your disclosure that “as a result of BPO’s due diligence and BPO’s ownership of three assets in the Downtown Los Angeles office market, BPO was familiar with MPG’s assets and the Downtown Los Angeles office market.” Please disclose whether BPO sought third party appraisals in connection with its determination of MPG’s value.

Response:

In response to the Staff’s comment the Company has revised the disclosure to reflect the fact that BPO did not seek third party appraisals in connection with its determination of MPG’s value. Please see page 59 of the Amended Registration Statement.

25.	Please revise to elaborate on the BPO board’s consideration of the debt load of MPG.

Response:

In response to the Staff’s comment the Company has revised the disclosure in the section entitled, “The Company’s Reasons for the Merger” to make clear that the BPO board considered the debt load of MPG, among other things, in its consideration of MPG and its business. Please see page 70 of the Amended Registration Statement. We also refer the Staff to the disclosure on pages 5 and 53 of the Amended Registration Statement, which describes certain actions that the Company intends to take in the future with respect to the mortgage debt that encumbers certain of the MPG Contributed Properties.

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26.	We note your disclosure on page 60 that the Merger Agreement resulted from a third-party solicitation and negotiation process lasting more than eight months as well as the three bullet points describing certain proposals. Please revise to briefly describe the other bids and alternatives to the merger.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that representatives of MPG have informed the Company that the Registration Statement includes all material information with respect to MPG’s sale process. Accordingly, no additional disclosure has been incorporated into the Amended Registration Statement.

Projections, page 65

27.	We note your disclosure on page 66 that the projections necessarily were based on numerous assumptions that are inherently uncertain. Please revise to more specifically describe the material assumptions on which the projections were based.

Response:

In response to the Staff’s comment and consistent with our discussion with the Staff via teleconference on July 12, 2013, the section of the Registration Statement entitled “Projections” has been removed and is not included in the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 86

28.	We note your disclosure on page 95 that the Company expects to have an election to be taxed as a REIT for its taxable year ending on December 31, 2013. Please file an opinion of counsel regarding your ability to satisfy the requirements for such REIT qualification commencing with such taxable year or advise.

Response:

As discussed with the Staff via teleconference on July 12, 2013 and consistent with materials submitted to the Staff via electronic mail on July 15, 2013, the Company respectfully advises the Staff that it is revising its disclosure to state clearly that the Company is not receiving a REIT opinion and also to provide the reasons why an opinion is not being rendered.  The Company has also added a risk factor and other relevant disclosure providing a discussion of the alternative tax consequences if the Company is not able to qualify as a REIT.

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The REIT tests contained in Sections 856 et. seq. of the Code include tests that require an analysis of certain asset composition and gross income tests.  For example, in order to qualify as a REIT, at least 95% of an entity’s gross income in each taxable year generally must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from loans secured by real property, and gains from the sale of real estate assets, as well as other dividends, interest, and gain from the sale or disposition of other stock or securities.

The Company’s parent entity, Brookfield DTLA Holdings LLC (“Brookfield DTLA”), is funding the acquisition of MPG in part with funds contributed by unaffiliated investors.  As a condition to making this investment, the investors required that, in contrast to MPG’s organizational structure in which a single REIT owns all of MPG’s assets, the Company’s acquisition structure involves the division of MPG’s assets into multiple individual entities. In order for the Company to qualify as a REIT, these separate subsidiary companies must satisfy the REIT tests discussed above, including the income and assets tests, on an individual company by company basis1.  Because the assets of the Company will consist almost exclusively of interests in these individual subsidiary companies, the Company’s ability to qualify as a REIT after the consummation of the Mergers and the Subsequent Transactions will depend on the ability of each subsidiary company to qualify as a REIT.  Whether each individual subsidiary company will be able to qualify for taxation as a REIT, and therefore whether the Company will able to qualify as a REIT, is a question of fact.

In connection with the closing of the REIT Merger, Brookfield DTLA expects to receive an opinion from counsel to MPG that MPG has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled MPG to meet, through the closing date, the requirements for qualification and taxation as a REIT under the Code.  MPG, however, has operated its historical assets so as to qualify as a REIT on an aggregate basis, and not on an individual property-by-property basis. As noted by MPG’s counsel during our teleconference on July 9, 2013, MPG has maintained its records consistent with its application of the various tests for qualification as a REIT on an aggregate basis and not on an individual asset or property basis. In the absence of information and records that maintain the various REIT qualification tests on a property-by-property basis, we cannot know for certain if each new entity that will hold one of MPG’s properties, and therefore the Company, will be able to satisfy the requirements for REIT qualification on a going forward basis.  These facts will not be known until after the consummation of the Mergers and the Subsequent Transactions.

Not rendering an opinion in these circumstances is contemplated in SEC Staff Legal Bulletin No. 19 (Oct. 2011).  Staff Legal Bulletin No. 19 notes that:

1 An entity may qualify as a REIT if at least 75% of its assets are qualifying real estate assets.  Stock of any entity that is not a REIT is not a qualifying asset.

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If the author of the opinion is unable to opine on a material tax consequence, the opinion should:

•	state this fact clearly;
•	provide the reason for the author’s inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and
•	discuss the possible alternatives and risks to investors of that tax consequence.

SEC Staff Legal Bulletin No. 19 (Oct. 2011), Para. III(C)(1).

In accordance with SEC Staff Legal Bulletin No. 19, the Company has revised the tax disclosure in the Amended Registration Statement to state clearly that Company counsel is not rendering an opinion in this case, to explain the reasons why our counsel is not rendering an opinion at this time, to describe how holders of Company Series A Preferred Shares will be taxed if the Company qualifies as a REIT, as well as the tax consequences to holders of Company Series A Preferred Shares and the Company if the Company fails to qualify as a REIT and to add a risk factor with respect to the foregoing.  (With respect to the last point, the Company does not anticipate paying dividends on the Company Series A Preferred Stock for at least 5 years following the REIT Merger.) Please see pages 90-106 of the Amended Registration Statement. In light of the foregoing and based on guidance of the Staff provided via teleconference on July 25, 2013, the Company is not filing an opinion of counsel regarding its ability to satisfy the REIT requirements.

Description of Real Estate and Operating Data of the Company, page 117

29.	We note the data relating to the lease expirations for each of the properties. Please revise, here or elsewhere, as applicable, to discuss the relationship between current market rents and leases expected to expire in the next reporting period.

Response:

In response to the Staff’s comment the Company has revised disclosure to discuss the relationship between current market rents and leases expected to expire in 2013. Please see page 132 of the Amended Registration Statement.

Exhibit Index, page 162

30.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

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Response:

The Company acknowledges the Staff comment and has enclosed as Exhibit A hereto a draft copy of the legal opinion as to the validity of the shares of Company Series A Preferred Stock.

Exhibits

333 South Hope Co. LLC & EYP Realty, LLC

31.	Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that 333 South Hope and EYP Realty do not have any leases with fixed rate renewal options and, therefore, the below market lease intangible is amortized only over the noncancelable term of the lease.

32.	Please provide an affirmative statement that the un-audited interim financial statements furnished reflects all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal and recurring. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

Response:

In response to the Staff’s comment the Company has included statements satisfying the requirements of Rule 10-01(b)(8) of Regulation S-X. Please see the revised Exhibits 99.2 and 99.4 to the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8622.

Sincerely,
/s/ Abigail P. Bomba
Abigail P. Bomba

cc:	Wilson Lee, Securities & Exchange Commission
Folake Ayoola, Securities & Exchange Commission
Jennifer Gowetski, Securities & Exchange Commission
Kathleen G. Kane, Brookfield DTLA Fund Office Trust Investor Inc.
Lee S. Parks, Fried, Frank, Harris, Shriver & Jacobson LLP

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Exhibit A

[MILES AND STOCKBRIDGE DRAFT]

EXHIBIT 5.1

[Letterhead of Miles & Stockbridge P.C.]

August [_], 2013

Brookfield DTLA Fund Office Trust Investor Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

Re:	Registration Statement on Form S-4 (Reg. No. 333-189273)

Ladies and Gentlemen:

We have acted as special Maryland counsel to Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the “Company”), in connection with the issuance of up to 10,000,000 shares of the Company’s 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”). The issuance of the Shares will be registered under the Securities Act of 1933, as amended, in a Registration Statement on Form S–4 (Registration Number 333-189273), as amended through the date hereof (the “Registration Statement”).

We have examined the Registration Statement, the Agreement and Plan of Merger, dated as of April 24, 2013, by and among the Company, MPG Office Trust, Inc., Brookfield DTLA Holdings L.P., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC and MPG Office, L.P. (as amended by that Waiver and First Amendment to Agreement and Plan of Merger dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger dated as of July 10, 2013) (the “ Merger Agreement”), pursuant to which the Shares will be issued, the charter of the Company, including the Articles Supplementary with respect to the Shares accepted for record by the State Department of Assessment and Taxation of the State of Maryland on July [_], 2013, the bylaws of the Company, certain records of proceedings of the board of directors of the Company with respect to the authorization and issuance of the Shares and the transactions contemplated by the Merger Agreement, and such other corporate records, certificates and documents as we deemed necessary for the purpose of this opinion. We have relied as to certain factual matters on information obtained from public officials and from officers of the Company. Based on that examination, it is our opinion that the Shares, when issued under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

We express no opinion with respect to the laws of, or the effect or applicability of the laws of, any jurisdiction other than, and our opinion expressed herein is limited to, the laws of the State of Maryland. The opinion expressed herein is limited to the matters expressly set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the use of our name under the heading “Legal Matters” in the prospectus that is a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Miles & Stockbridge P.C.

By:
Principal

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